

Advantage Announces Third Quarter 2011 Results

Glacier Phase IV Expansion Underway
with Strong Balance Sheet and Strong
Operating Cost Performance

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, November 10, 2011 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce our financial and operating results for the three and nine months ended September 30, 2011. The following press release summarizes and discusses the unconsolidated financial and operating highlights for Advantage:

	Three months ended September 30, 2011		Three months ended June 30, 2011	
Financial ($000, except as otherwise indicated)	**$000**	**per boe**	**$000**	**per boe**
Petroleum and natural gas sales	$ 52,090	$ 25.09	$ 61,405	$ 28.45
Royalties	(5,917)	(2.85)	(7,837)	(3.63)
Realized gain on derivatives	6,598	3.18	6,200	2.87
Operating expense	(12,239)	(5.89)	(14,556)	(6.74)
Operating	**40,532**	**19.53**	**45,212**	**20.95**
General and administrative [2]	(4,164)	(2.00)	(4,752)	(2.20)
Finance expense [3]	(3,926)	(1.89)	(3,963)	(1.84)
Miscellaneous income	411	0.20	110	0.05
Funds from operations	**32,853**	**$ 15.84**	**36,607**	**$ 16.96**
Dividends from Longview	**4,418**		**2,945**	
Total	**$ 37,271**		**$ 39,552**	
per share [4]	$ 0.23		$ 0.24	
Expenditures on property, plant and equipment	$ 40,627		$ 6,023	
Working capital deficit [5]	$ 43,166		$ 3,104	
Bank indebtedness	$ 67,695		$ 103,447	
Convertible debentures (face value)	$ 148,544		$ 148,544	
Shares outstanding at end of period (000)	165,934		165,145	
Basic weighted average shares (000)	165,647		165,076	
Operating				
Daily Production				
Natural gas (mcf/d)	125,250		129,123	
Crude oil and NGLs (bbls/d)	1,693		2,198	
Total boe/d @ 6:1	22,568		23,719	
Average prices (including hedging)				
Natural gas ($/mcf)	$ 4.17		$ 4.30	
Crude oil and NGLs ($/bbl)	$ 68.10		$ 85.14	

(1) Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2) General and administrative expense excludes non-cash G&A and non-cash share-based compensation.
(3) Finance expense excludes non-cash accretion expense.
(4) Based on basic weighted average shares outstanding.
(5) Working capital deficit includes trade and other receivables, prepaid expenses and deposits,
    and trade and other accrued liabilities.

Third Quarter Production On-Track with Operating Costs Reduced to $5.89/boe

➢ Production for Q3 2011 was on-track and averaged 22,568 boe/d (92% natural gas). Production during Q2 2011 was 23,719 boe/d and included 845 boe/d from assets sold to Longview Oil Corp. ("Longview") that closed on April 14, 2011. During Q3 2011, production from Glacier was impacted due to planned facility downtime at our gas plant to complete our acid gas injection system and maintenance work conducted by TransCanada pipelines ("TCPL").

➢ Operating costs for Q3 2011 decreased 13% to $5.89/boe compared to the second quarter of 2011 due to strong operational efficiencies achieved at Glacier. Glacier operating costs, which comprised 65% of total corporate production, averaged $1.80/boe ($0.30/mcf) during Q3 2011. We believe that Advantage is currently one of the lowest operating cost producers among the Canadian intermediate oil and gas sector due to our continued growth at Glacier and divestment of higher cost properties. We anticipate corporate operating costs will decline further as a result of increased production growth from our Glacier Phase IV expansion which is expected to be completed in Q2 2012.

➢ Advantage's royalty rate during Q3 2011 was 11.4% compared to 12.8% in Q2 2011 and is anticipated to trend lower due to increasing production from our new Glacier Montney wells that are estimated to have a royalty rate of 5% for the life of a well at current commodity prices. Approximately 35% of Advantage's production is derived from conventional production that generally attracts higher royalty rates as compared to Glacier.

➢ Funds from operations for the three months ended September 30, 2011 were $32.9 million or $0.20 per share. Funds from operations decreased slightly compared to Q2 2011 due to lower average commodity prices but was mostly offset by increased Glacier production, reduced costs and hedging gains of $6.6 million. In addition to the funds from operations, Advantage also received tax-free dividend income of $4.4 million as a result of its 63% ownership in the shares of Longview.

➢ Capital expenditures for Q3 2011 were $40.7 million primarily related to the commencement of our Glacier Phase IV expansion program.

➢ Bank indebtedness decreased to $67.7 million at September 30, 2011 (compared to $103.4 million at June 30, 2011) resulting in an undrawn credit facility of $207.3 million. Bank indebtedness has decreased 77% since December 31, 2010 primarily due to proceeds received from the sale of certain oil-weighted assets to Longview and cash flow from operating activities. Bank debt to annualized cash flow at the end of the third quarter is 0.5 times and 1.7 times including convertible debentures.

➢ A total of $148.5 million of convertible debentures remain outstanding of which $62.3 million will mature in December 2011 and the balance of $86.2 million will mature in January 2015. We currently anticipate settling the debentures that mature in December 2011 with cash from our undrawn credit facilities.

➢ Advantage is in a solid position to fund future growth from our cash flow and our strong balance sheet which includes an undrawn credit facility of $207.3 million and a 63% ownership in the shares of Longview Oil Corp. which has an asset value of $264 million at September 30, 2011. Bank indebtedness will increase during the remainder of our budget cycle as we execute our Phase IV capital expenditure program to expand Glacier's capacity to 140 mmcf/d.

Phase IV Glacier Development Program Underway with 3 Drilling Rigs Active

➢ Our Phase IV development program at Glacier includes a twelve month (July 2011 to June 2012) capital estimate of $200 million with two key objectives: i) increase throughput capacity at our Glacier gas plant (100% working interest) from 100 mmcf/d to 140 mmcf/d by the second quarter of 2012 and drill a sufficient number of wells to fill our plant; and ii) further evaluate the Middle and Lower Montney formations

➢ Wet weather conditions at Glacier resulted in a staggered start to our capital program and while this has initially delayed our drilling and well completion progress by approximately 1.5 months, we do not anticipate any impact on completion of our Phase IV expansion targeted for the latter part of Q2 2012. Only one drilling rig was able to commence operations in late July with the remaining two drilling rigs delayed until mid-August.

➢ Capital expenditures at Glacier during the third quarter of 2011 amounted to $37.1 million and included the drilling of 7 horizontal Montney wells (5 Upper Montney and 2 Middle Montney) and completion of our acid gas injection system. To date, we have drilled a total of 12 wells and our three contracted drilling rigs are currently drilling wells 13 to 15 of our 30 well program. Completion operations have begun and we anticipate providing initial well results this winter.

➢ In October 2011, we successfully commissioned the acid gas injection system which is part of the facility changes required to increase our Glacier gas plant throughput capacity to 140 mmcf/d. Additional plant modifications will be completed during the first half of 2012 to complete the gas plant expansion. TCPL also completed additional looping of their sales gas pipeline lateral at the end of Q3 2011 which will provide the flexibility for growth beyond 140 mmcf/d.



➢ In conjunction with the anticipated production increase at Glacier, Advantage production is forecast to grow 24% to a June 30, 2012 exit rate of approximately 29,000 boe/d at which time Glacier will represent 80% of total production. This target would result in production growth of 138% since we began development at Glacier in 2008 (excluding asset dispositions and Longview).

➢ Advantage's budget reinforces our pure play natural gas resource focus which is predicated on investing in economic growth and additional reserve and resource identification, while maintaining a strong balance sheet in the context of prevailing economic conditions. We will continue with a technically focused and financially disciplined approach to create value from our Glacier property.

Commodity Hedging Program

➢ Advantage's hedging program includes 28.4 mmcf/d of natural gas for 2011 hedged at an average price of Cdn$6.24 AECO per mcf.

➢ Additional details on our hedging program are available at our website at www.advantageog.com.

Looking Forward – Solid Operational Results Drives Lower Operating Cost Guidance

➢ Solid operational results and efficiencies at Glacier will result in lower corporate operating costs than previously forecast (see press release dated July 4, 2011 for additional Guidance details). We anticipate operating costs to average $5.90/boe for the H2 2011 and operating costs to be at the low end of guidance of approximately $5.75/boe for H1 2012. These results demonstrate the positive impact that Glacier growth has on reducing our corporate cost structure which improves cash flow margins and drilling economics in this natural gas commodity price environment.

➢ Our capital expenditures are also anticipated to be at the low end of guidance for H2 2011 of approximately $120 million due to delays resulting from the wet weather conditions at Glacier in early Q3 2011. We do not anticipate any concerns with completing our Phase IV development program by the end of Q2 2012 as originally targeted.

➢ Advantage is well positioned to grow production and reserves at Glacier with a strong balance sheet and cash flow to fund our Phase IV capital development program. Results at Glacier have exceeded expectations and we are encouraged with the scalable potential that has been identified in each of the Upper, Middle and Lower Montney layers which are all gas saturated. The low operating cost and attractive royalty structure at Glacier supports economic development at current natural gas prices and our financially disciplined approach positions Advantage to deliver shareholder value.

Interim Consolidated Financial Statements and MD&A

➢ Advantage's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2011 together with the notes thereto, and Management's Discussion and Analysis for the three and nine months ended September 30, 2011 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, future production; effect of increased production at Glacier on 2011 corporate operating costs; corporate royalty rates; the focus of capital expenditures; targeted production at Glacier; timing of drilling, completions and testing; drilling plans; expected operating costs at Glacier; expected royalty rate for a new Glacier Montney well; projected cash flows at Glacier; Advantage's hedging program and strategy; terms of the transaction with Longview Oil Corp.; Advantage's objectives with respect to the Glacier property; expected benefits to Advantage as a result of completion of the expansion at Glacier, Alberta; and effect on production from completion of the current facilities and infrastructure expansion work in Glacier, Alberta. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.